Ex 99.2                Prior Bylaws Sections 3.2 and 3.3

SECTION 3.2 - Number, Election and Term. The number of directors which shall constitute the whole Board shall be a minimum of one (1). The directors shall be elected at the annual meeting of stockholders, except as provided in Section
3.3 and as provided in the Articles of Incorporation and each director elected shall hold office until his successor shall be elected and shall qualify. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes on the same principle among any number of such candidates. Directors need not be residents of the State or stockholders of the corporation. The holders of the voting stock shall be entitled to elect all directors.

SECTION 3.3 - Vacancies, Additional Directors and Removal from Office. If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification or removal from office of any director, or otherwise, then a special election shall be called to elect all directorships including those not currently vacant. If any new directorship is created by an increase in the authorized number of directors, then the directorship shall be filled by voting stock at a special meeting called for such purpose and a director so chosen shall hold office until the next annual election and until his successor shall be duly elected and shall qualify, unless sooner displaced. A director may be removed either for or without cause at any special meeting of stockholders duly called and held for such purpose.